Exhibit 99.1

TMM COMPANY CONTACT:
Verónica Tego Sánchez, CFO
011-52-55-5629-8866
veronica.tego@tmm.com.mx

GRUPO TMM REPORTS FIRST QUARTER 2026 FINANCIAL RESULTS
(In Mexican Pesos)

First Quarter 2026 Results Include:
o	Consolidated revenues of Ps 290.7 million
o	Operating Results of Ps 25.6 million
o	Net income of Ps 1.9 million

Mexico City, April 30, 2026 – Grupo TMM, S.A.B. (BMV: TMM A and OTC: GTMAY) (the “Company” or “TMM”), a Mexican maritime transportation, logistics and maritime infrastructure services company, announced its financial results for the first quarter of 2026

“During the quarter, we implemented adjustments to our operating base while maintaining stability across our core business lines. Our priority remains disciplined capital allocation and active portfolio management, with the objective of strengthening the quality and sustainability of our results over time,” said Vanessa Serrano, Chief Executive Officer of TMM.

Operating performance
During the quarter, the Company’s performance primarily reflects:

•
The conclusion of certain relevant contracts in 2025, resulting from renewal processes subject to third-party decisions, as well as the Company’s discipline in maintaining only contractual conditions aligned with its profitability. This forms part of an ongoing business portfolio optimization process aimed at improving the quality of revenues.

•	An operating environment characterized by adjustments in activity levels across certain business lines.

Segment performance

•
Maritime – The segment maintained solid utilization levels during the quarter, supported by stable offshore operations. This partially offset the impact from the conclusion of certain relevant contracts in 2025. The Company continues to focus on efficient fleet management in line with current market conditions.

•
Maritime Infrastructure – The segment experienced lower activity in repair services, primarily due to the rescheduling of services by clients. During the period, operations reflected a different mix of services, including a higher participation of smaller vessels, consistent with current market conditions.

•	Land Logistics – The segment delivered stable performance, in line with levels observed in prior periods.

Grupo TMM Reports First Quarter 2026 Financial Results

Relevant Effects During the Period
Foreign Exchange (FX): Negative impact on operating income of approximately Ps. 27.4 million.

Outlook
Looking ahead to 2026, the Company will continue to focus on the efficient utilization of its strategic assets, financial discipline, and the optimization of its contract portfolio. A gradual stabilization in operating levels is expected as the portfolio reconfiguration is consolidated and ongoing commercial processes progress.

While the quarter reflects a challenging operating environment, the Company maintains control over its operations and continues to execute initiatives aimed at strengthening the quality of its results and its positioning in the market.

Headquartered in Mexico City, Grupo TMM is a Mexican company that provides comprehensive solutions in maritime transportation, maritime infrastructure, and ports & terminals logistics operations, through its subsidiaries and affiliated offices. For more information on Grupo TMM, please visit the company’s web site at www.tmm.com.mx. The site offers Spanish/English language options.

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the current expectations and beliefs of the Company’s management, as well as on assumptions made by, and information currently available to, the Company. Actual results could differ materially from those expressed or implied in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainties. Factors that could cause actual results to differ materially include, among others, global economic conditions and conditions in Mexico, fluctuations in foreign exchange rates, conditions in the maritime transportation market, changes in the regulatory and business environment, including the United States-Mexico-Canada Agreement (USMCA), as well as the Company’s ability to execute its business strategy, manage its growth, control costs, and restructure or refinance its indebtedness. Additional information regarding these and other risk factors is contained in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and its reports on Form 6-K.

Financial tables follow

Grupo TMM Reports First Quarter 2026 Financial Results

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	March 31,	December 31,
	2026	2025

Cash and cash in banks available	583.9	494.6
Restricted cash	189.8	257.4
Total cash and cash equivalents	773.7	752.0
Accounts receivable – Net	479.7	544.9
Other accounts receivable	140.7	130.7
Taxes to be recovered	146.6	143.3
Prepaid expenses and others current assets	38.7	34.8
Total current assets	1,579.3	1,605.7
Property, machinery and, equipment	2,939.0	2,936.7
Cumulative Depreciation	(209.4)	(185.4)
Property, machinery and, equipment – Net	2,729.6	2,751.3
Rights of use	43.6	45.3
Other assets	235.1	229.3
Total assets	4,587.6	4,631.6
Bank loans and current maturities of long-term liabilities	331.7	319.1
Leases short-term	4.7	4.5
Suppliers	253.1	328.5
Other accounts payable and accrued expenses	495.8	405.1
Total current liabilities	1,085.2	1,057.2
Bank loans	825.0	896.9
Leases long-term	40.5	41.7
Deferred taxes	118.8	120.4
Other long-term liabilities	66.4	65.6
Total long-term liabilities	1,050.7	1,124.6
Total liabilities	2,135.9	2,181.8
Total stockholders´ equity	2,451.7	2,449.8

Total liabilities and stockholders´ equity	4,587.6	4,631.6

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM Reports First Quarter 2026 Financial Results

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -

	Three months ended
	March 31,
	2026	2025

Maritime	234.5	391.5
Inland Logistics	19.6	20.1
Warehousing Services	0.0	15.8
Maritime Infrastructure	36.6	59.4
Revenue from freight and services	290.7	486.9
Maritime	(167.0)	(282.0)
Inland Logistics	(19.8)	(17.6)
Warehousing Services	0.0	(33.2)
Maritime Infrastructure	(34.1)	(43.4)
Cost of freight and services	(220.9)	(376.2)
Maritime	(16.5)	(13.8)
Inland Logistics	(2.2)	(4.0)
Warehousing Services	0.0	(2.0)
Maritime Infrastructure	(5.3)	(3.3)
Depreciation and amortization	(24.0)	(23.1)
Maritime	51.0	95.7
Inland Logistics	(2.3)	(1.5)
Warehousing Services	0.0	(19.4)
Maritime Infrastructure	(2.8)	12.7
Results by business	45.8	87.5
Corporate expenses	(16.9)	(15.2)
Corporate depreciation and amortization	(2.5)	(0.5)
Non-recurring (expenses) income	(0.9)	(6.6)
Operating (loss) gain	25.6	65.3
Financial (expenses) income - Net	(18.9)	(27.3)
Leases financial expenses	(1.6)	(2.8)
Exchange gain (loss) - Net	(3.2)	11.0
Net financial cost	(23.7)	(19.0)
(loss) gain before taxes	1.9	46.2
Provision for taxes	0.0	0.0

Net (loss) gain for the period	1.9	46.2

Attributable to:
Minority interest	0.0	(0.0)
Equity holders of GTMM, S.A.B.	1.9	46.3

Weighted average outstanding shares (millions)	174.55	174.55
Income (loss) earnings per share (pesos/share)	0.01	0.26

Outstanding shares at end of period (millions)	174.55	174.55
Income (loss) earnings per share (pesos/share)	0.01	0.26

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM Reports First Quarter 2026 Financial Results

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended
	March 31,
	2026	2025

Net gain (loss) for the period	1.9	46.2
Depreciation & amortization	27.3	23.7
Deferred taxes	(1.6)	(1.1)
Other non-cash items	21.4	28.7
Total non-cash items	47.0	51.3
Changes in assets & liabilities	65.4	(164.9)
Total adjustments	112.4	(113.6)
Net cash provided by (used in) operating activities	114.3	(67.4)

Proceeds from sale of assets/interest received	5.3	0.8
Payments for purchase of assets	(9.4)	(634.5)
Net cash provided by (used in) investment activities	(4.2)	(633.7)

Short-term borrowings (net)	(46.2)	(40.4)
Repayment of leases	(2.7)	(3.0)
Proceeds from (repayment of) long-term debt	(39.7)	805.0
Net cash provided by (used in) financing activities	(88.6)	761.6
Exchange effect on cash	0.1	(3.4)
Net increase (decrease) in cash	21.6	57.1
Cash at beginning of period	752.0	207.1
Cash at end of period	773.7	264.2

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.